NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE American LLC ("NYSE American" or the "Exchange") hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to remove the Common Shares, no par value ("Common Shares") of Great Panther Mining Limited (the "Company") from listing and registration on the Exchange at the opening of business on September 26, 2022, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Common Shares is no longer suitable for continued listing and trading on the Exchange. The Exchange reached its decision pursuant to Section 1003(c)(iii) of the NYSE American Company Guide based on the Company's September 6, 2022, disclosure that the Company filed a notice of intention to make a proposal under the Bankruptcy and Insolvency Act (Canada), which will provide creditor protection while the Company seeks to restructure its affairs. The Company was notified by phone and by letter on September 6, 2022, of the Exchange's intention to initiate delisting proceedings. Further, on September 6, 2022, a press release announcing the initiation of delisting proceedings and the suspension of trading in the Common Shares was issued and posted on the Exchange's website. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange (the 'Committee') the determination to delist the Common Shares, provided that it filed a written request for such a review with the Secretary of the Exchange within seven calendar days of receiving notice of the delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.